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                            November 19, 2021

       Steven Yi
       Chief Executive Officer, President and Director
       MediaAlpha, Inc.
       700 South Flower Street
       Suite 640
       Los Angeles, CA 90017

                                                        Re: MediaAlpha, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 12,
2021
                                                            File No. 333-261027

       Dear Mr. Yi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance